AB 3/10

*KH 3/9

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2011 WASH., D.C. 211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BofA Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Bednarz — 617-434-6012 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11018936

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/12

OATH OR AFFIRMATION

I, Allen Bednarz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BofA Distributors, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer & Chief Financial Officer

Title

Notary Public

HELEN M LYMAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jan. 25, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)
Index to Statement of Financial Condition
December 31, 2010

Page(s)

Report of Independent Auditors

To the Board of Directors and Stockholder of
BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)

We have audited the accompanying statement of financial condition of BofA Distributors, Inc. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BofA Distributors, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 130,933,024
Receivables	
Distribution and service fees	5,552,300
From affiliates	4,054,028
Deferred tax asset, net	625,927
Other assets	349,449
Total assets	$ 141,514,728
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	5,744,297
Accrued taxes payable	1,652,558
Distribution and service fees payable to brokers and dealers	1,600,837
Accounts payable and accrued liabilities	558,077
Total liabilities	9,555,769
Stockholder's Equity	
Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares	100
Additional paid-in capital	115,790,262
Retained earnings	16,168,597
Total stockholder's equity	131,958,959
Total liabilities and stockholder's equity	$ 141,514,728

The accompanying notes are an integral part of this financial statement.

1. Organization and Operations

BofA Distributors, Inc. (the "Company") is incorporated in the Commonwealth of Massachusetts and is a wholly-owned subsidiary of BofA Advisors, LLC (the "Parent"), a Delaware limited liability company. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company was a member of the Municipal Securities Rulemaking Board until May 1, 2010. The Parent is a subsidiary of BofA Global Capital Management Group, LLC ("BACM"). BACM is a wholly-owned subsidiary of Bank of America, N.A. ("BANA"), which is an indirect wholly-owned subsidiary of Bank of America Corporation ("the Corporation").

The Company is the distributor of the BofA Funds (the "Funds"), which are registered investment companies (or series thereof) under the Investment Company Act of 1940, as amended. The Funds are managed by affiliates and include money market funds, separately managed accounts and variable annuity portfolios.

Prior to May 1, 2010, the Company was incorporated under the name Columbia Management Distributors, a wholly-owned subsidiary of Columbia Management Advisors, LLC and an indirect subsidiary of Columbia Management Group, LLC. On April 30, the Corporation completed its sale of Columbia Management's Long-term Business (the "Long-term Business") for approximately $1 billion in cash to Ameriprise Financial, Inc.. On May 1, Columbia Management changed its name to BofA Global Capital Management and the names of its legal entities were changed accordingly. The Long-Term Business recorded in the Company prior to the sale was not a separately identifiable operating segment or asset group and therefore separate disclosures required for a discontinued business under ASC 205 have not been provided. The Company will have no involvement in the continuing operation of the Long-term business and expects to remain profitable in the long run following the sale.

2. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from such estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of ninety days or less including demand deposits and investments in money market funds managed by affiliates. At December 31, the Company had $7,365,475 held in demand deposits and $123,567,549 invested in money market funds managed by affiliates.

Fair Value of Financial Instruments

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

> Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date;
>
> Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
>
> Level 3: Inputs that are unobservable.

At December 31, the Company measured the fair value of all financial instruments, which consists of money market funds managed by affiliates, using quoted prices in active markets.

Commissions and Fees

The Company receives distribution plan fees and shareholder servicing fees for providing certain distribution services for designated classes of the Funds' shares. Shareholder servicing includes providing general shareholder liaison services, responding to customer inquiries and providing other similar services. Shareholder servicing and distribution plan fees are based on a percentage of the average net assets of the Funds and are recognized in the period earned. Commissions and fees rebated to brokers, dealers and affiliates represent fees remitted to affiliate and third party intermediaries for their performance of shareholder administration and servicing. Fees are recognized in the period incurred.

Dealer Support Arrangements

The Company has entered into arrangements with various affiliates and third party financial service firms to be compensated for and to compensate them for the administration and servicing of investments in, or selling arrangements related to, the Funds. Fees received and paid pursuant to these arrangements are calculated at a contractual rate based on sales and or a percentage of the average net assets of the Funds and are recognized in the period in which they are earned or incurred.

Income Taxes

The Company uses the liability method to account for state taxes in accordance with authoritative guidance under GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse.

Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB"). The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

3. Related Party Transactions

Cash and cash equivalents include demand deposits of $7,365,475 held with BANA and investments of $123,567,549 in money market mutual funds managed by affiliates.

The related receivables from affiliated funds for distribution plan fees and shareholder servicing fees totaled $5,552,300 and are expected to be settled in the normal course of business.

Under a Distribution Services Agreement, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee approximating 105 percent of the Company's net expenses, as defined in the agreement.

The Parent also provides certain services to shareholders of mutual funds managed by the Parent and affiliates on behalf of the Company. The Company pays the Parent for such services an amount equal to the difference between service fees collected from the Funds and the amount paid to third-party broker-dealers and to affiliates.

The Company has dealer support arrangements with affiliates, in which the affiliates provide distribution and shareholder administration services to the Company. Conversely, the Company has dealer support arrangements with affiliates, in which the Company provides distribution and shareholder administration services to the affiliate.

The Parent and affiliates provide to the Company all necessary administrative services, office space, equipment, and clerical, executive, supervisory and certain sales-related personnel.

4. Income Taxes

As of December 31, 2010, the Company had accrued taxes payable of $1,652,558 and a deferred tax asset of $625,927. The net asset is primarily comprised of differences between the financial and tax accounting treatment of employee benefits.

Goodwill and intangibles, recognized by BACM in the Corporation's November 1, 2001 acquisition of the asset management segment of Liberty Financial Companies, Inc., has been allocated to the Company and the other entities acquired for tax purposes only. Due to differences in the book and tax treatment of amortization for these goodwill and intangible amounts, the Company derives a tax deduction and related benefit from this allocation. Since the goodwill and intangibles are recorded at BACM for financial reporting purposes, decreases in tax basis that reduce the current tax liability are reflected as a $1,534,664 increase to contributed capital.

The Internal Revenue Service (IRS) examinations of the Corporation's federal income tax returns for the years 2000 through 2004 are in the Appeals process. The Company is included in the Corporation's federal income tax returns during these periods. Management expects conclusion of these examinations within the next twelve months. The resolution of the proposed adjustments is not expected to impact the Company's Statement of Financial Position. The Corporation's federal income tax return, which included the Company, for 2005 remains under examination by the IRS. Management does not expect these matters to be concluded within the next twelve months. In addition, the federal income tax returns of FleetBoston Financial Corporation, which include certain businesses that are now part of the Company, are currently in the Appeals process for the years 1997 through March 31, 2004. It is reasonably possible that these examinations will be concluded during the next twelve months. The conclusion of these examinations is not expected to impact the Company's Statement of Financial Condition. All tax years subsequent to the above years remain open to examination.

The Company had no UTB's at December 31, 2010. During the year ended December 31, 2010, there were no increases, decreases, settlements or expirations of statutes of limitations affecting the UTB balance.

During the year ended December 31, 2010, the Company recognized no interest and penalties within income tax expense. As of December 31, 2010, the Company had no accrual for interest and penalties that relate to income taxes.

5. Employee Benefits

The Company participates in the qualified retirement plan of the Corporation which covers substantially all full-time, salaried employees and certain part-time employees. The Company's employees are also eligible to participate in a contributory profit-sharing and 401(k) plan sponsored by BANA.

In addition to providing retirement benefits, the Corporation provides certain health care and life insurance benefits for active and retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach early retirement age while employed by the Company and have the required number of years of service.

6. Commitments and Contingencies

In the ordinary course of business, the Corporation and the Company are routinely defendants in or parties to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and the Company.

In the ordinary course of business, the Corporation and the Company are also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker/dealer, the Company is subject to regulation by the SEC, the FINRA, the New York Stock Exchange and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Corporation and the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be.

The Corporation and the Company establish reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not probable and estimable, the Corporation and the Company do not establish reserves. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation or regulatory matters will have a material adverse effect on the consolidated financial position or liquidity of the Corporation or the Company. No reserves for such losses were established during 2010.

7. Subsequent Events

Events occurring subsequent to the December 31, 2010 have been evaluated through February 25, 2011, the date these financial statements were issued. All material subsequent events have been disclosed in the notes to the financial statements.

pwc

Report of Independent Accountants

To the Board of Directors and Stockholder of
BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of BofA Distributors, Inc. for the year ended December 31, 2010, which were agreed to by BofA Distributors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating BofA Distributors, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for BofA Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   A payment dated July 22, 2010 in the amount of $12,028 was compared to the Bank Wire Transfer to Citibank, New York (Wire Trn: 20100727001354444, Service Ref: 003564), authorized by Peter Barry, Accounting Manager, on July 26, 2010 and to the bank statement, showing the payment in the amount of $12,028 being withdrawn on July 27, 2010. We noted no difference.

2. Compared the Total Revenue amount reported on page 7, line 12 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $227,982,780 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. We noted a difference of $420,938 between the SIPC Total Revenue and the aggregate revenues of the four quarterly FOCUS reports (Form X-17A-5).

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

a. Compared deductions on line 1, revenues, of $62,555,176 to SIPC Q4 Calculation line item "Revenue from the sale of mutual funds" provided by Peter Barry, Finance Manager of BACM Finance. We noted no difference.

b. Compared deductions on line 8, revenues, of $160,497,823 to SIPC Q4 Calculation line item "Fees for account service, investment advisory or administrative services" provided by Peter Barry, Finance Manager of BACM Finance. We noted no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,929,781 and $12,324, respectively of the Form SIPC-7. We noted no difference from the recalculation.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of BofA Distributors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

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BofA Distributors, Inc.

(A wholly-owned subsidiary of BofA Advisors, LLC)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Auditors)